SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29128; 812-13658-01]

U.S. One, Inc. and U.S. One Trust; Notice of Application

February 2, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act
of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule
22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections
17(a)(1) and (a)(2) of the Act.

Applicants: U.S. One, Inc. (the "Advisor") and U.S. One Trust (the "Trust").

Summary of Application: Applicants request an order that permits: (a) series of certain open-
end management investment companies to issue shares ("Shares") redeemable in large
aggregations only ("Creation Units"); (b) secondary market transactions in Shares to occur at
negotiated market prices; and (c) certain affiliated persons of the series to deposit securities into,
and receive securities from, the series in connection with the purchase and redemption of
Creation Units.

Filing Dates: The application was filed on May 20, 2009, and amended on September 28, 2009,
and February 1, 2010.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by mail.
Hearing requests should be received by the Commission by 5:30 p.m. on February 26, 2010, and
should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants: P.O. Box 17073, Reno, NV 89511.

For Further Information Contact: Bruce R. MacNeil, Senior Counsel, at (202) 551-6817 or Julia

Kim Gilmer, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

1.   The Trust, a statutory trust established under the laws of Delaware, is registered

with the Commission as an open-end management investment company. The Trust is organized

as a series investment company with one initial series (the "Initial Fund"). The investment

objective of the Initial Fund will be to provide capital appreciation. The Initial Fund and all

future series of the Trust ("Future Funds," collectively with the Initial Fund, "Funds") will

attempt to achieve their investment objectives by utilizing an active management strategy.

Each Fund's investment objective, policies and investment strategies will be fully disclosed in

the Fund's prospectus ("Prospectus")[1] and statement of additional information ("SAI"). Each

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[1]   All representations and conditions contained in the application that require a Fund to disclose particular
information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time
that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act
Release No. 28584 (Jan. 13, 2009).

Fund will primarily hold shares of underlying exchange-traded funds ("ETFs"), as well as shares of certain exchange-traded products that are not registered as investment companies under the Act.[2] Applicants will only invest in unaffiliated ETFs that have received certain exemptive relief from the Commission to permit such investments in excess of the limits of section 12(d)(1)(A) and (B) of the Act. Any Future Fund (a) will be advised by the Advisor or an entity controlled by or under common control with the Advisor, and (b) will comply with the terms and conditions stated in the application.[3]

2.   The Advisor, a Nevada corporation, or a subsidiary of such company, will serve as the investment adviser to each Fund. The Advisor, or its subsidiary, if applicable, will be registered as an investment adviser of the Investment Advisers Act of 1940 ("Advisers Act") prior to any Fund beginning operations. Applicants anticipate that Funds also may engage subadvisors ("Subadvisors"). Any Subadvisor will be registered under the Advisers Act.

3.   Applicants anticipate that shares of the Funds ("Shares") will be sold at a price of between $25 and $200 per Share in Creation Units of 50,000 or more Shares. All orders to purchase Creation Units must be placed with the principal underwriter and distributor of the Creation Units ("Distributor") by or through a party that has entered into a participant agreement with the Distributor ("Authorized Participant"). Authorized Participants will include broker-dealers, banks, trust companies, and clearing companies that are participants in the Depository Trust Company ("DTC," and such participants, "DTC Participants"). Purchases of Creation

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[2]   The Funds may invest in exchange-traded products that invest primarily in commodities or currency, but otherwise operate in a manner similar to exchange-traded products registered under the Act. In addition, the Funds may also invest in equity securities or fixed income securities traded in a U.S. or non-U.S. markets. Neither the Initial Funds nor any Future Fund will invest in options contracts, futures contracts, or swap agreements. The Funds may also invest in equity securities or fixed income securities traded in international markets or in a combination of equity, fixed income and U.S. money market securities and/or non-U.S. money market securities.

[3]   All existing entities that currently intend to rely on the requested order have been named as applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application.

Units of the Funds will be made generally by means of an in-kind tender of shares of specified

ETFs (the "Deposit Securities"), with any cash portion of the purchase price (the "Cash

Amount") to be kept to a minimum. The Cash Amount is an amount equal to the difference

between the NAV of a Creation Unit and the market value of the Deposit Securities. The Trust

reserves the right to permit, under certain circumstances, a purchaser of Creation Units to

substitute cash in lieu of depositing some or all of the requisite Deposit Securities. The Trust

may in the future determine that Shares of one or more Funds may be purchased in Creation

Units on a cash-only basis if the Trust and the Advisor believe such method would substantially

minimize the Trust's transactional costs or enhance its operational efficiencies.

      4.   Each Fund will charge a fee ("Transaction Fee") in connection with the sale or

redemption of Creation Units to protect existing shareholders from the dilutive costs associated

with the purchase and redemption of Creation Units. Each purchaser of a Creation Unit will

receive a Prospectus that contains complete disclosure about the Transaction Fee. All orders to

purchase Creation Units must be placed with the Distributor no later than the closing time of the

regular trading session on the NYSE (ordinarily 4:00 p.m. ET) in order for the purchaser to

receive the NAV determined on that date. The Distributor will transmit all purchase orders to

the relevant Fund and will also maintain a record of Creation Unit purchases, send out

confirmations of such purchases, and furnish a Prospectus to purchasers of Creation Units.

      5.   The Trust intends to list the Shares of each Fund on a national securities exchange

("Listing Market") such as the NYSE. It is expected that one or more member firms will be

designated to act as a specialist or market maker and maintain a market for the Shares trading on

the Listing Market ("Market Makers"). The price of Shares trading on the Listing Market will be

based on a current bid/offer market. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Purchases and sales of Shares in the secondary

market, which will not involve a Fund, will be subject to customary brokerage commissions and

charges.

6.   Purchasers of Shares in Creation Units may hold such Shares or may sell them

into the secondary market. Applicants expect that purchasers of Creation Units will include

institutional investors and arbitrageurs, who will purchase or redeem Creation Units of a Fund in

pursuit of arbitrage profit and thereby enhance the liquidity of the secondary market and keep the

market price of shares close to their NAV. Applicants expect that secondary market purchasers

of Shares will include both institutional investors and retail investors for whom Shares will

provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally

managed, diversified selection of ETFs.[4]

7.   Shares will not be individually redeemable, and owners of Shares may acquire

those Shares from a Fund, or tender such Shares for redemption to the Fund, in Creation Units

only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation

Unit. Redemption orders must be placed by or through an Authorized Participant. A redeeming

investor will receive a basket of securities designated to be delivered for Creation Unit

redemptions on the date that the request for redemption is submitted ("Redemption Securities"),

which in most cases will be the same as the Deposit Securities required to purchase Creation

Units on that date, and will either receive from or pay to the Fund an amount calculated in the

same manner as the Cash Amount ("Cash Redemption Payment").[5] A Fund may make

redemptions partly in cash in lieu of transferring one or more Redemption Securities to a

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[4]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all
outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

[5]   Applicants state the Cash Redemption Payment may differ if the Redemption Securities are not identical to
the Deposit Securities on that day.

redeeming investor if the Fund determines that such alternative is warranted, such as if the redeeming investor is unable, by law or policy, to own a particular Redemption Security. A redeeming investor also must pay a Transaction Fee to cover custodial costs.

8.   The Trust will not be advertised or marketed or otherwise "held out" as a traditional open-end investment company or a mutual fund. The designation of the Trust and the Funds in all marketing materials will be limited to the terms "exchange-traded fund," "investment company," "fund" and "trust" without reference to an "open-end fund" or a "mutual fund," except to compare and contrast the Trust and the Funds with traditional mutual funds. Each Fund's Prospectus will also prominently disclose that the Fund is an actively managed exchange-traded fund. All marketing materials that describe the method of obtaining, buying or selling Creation Units, or Shares traded on the Listing Market, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may acquire or redeem Shares from a Fund in Creation Units only. The same approach will be followed in the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Shares. The Trust will provide copies of its annual and semi-annual shareholder reports to DTC Participants for distribution to beneficial owners of Shares.

9.   The Trust (or the Listing Market) intends to maintain a website that will be publicly available at no charge, which will include the Prospectus and other information about the Funds that is updated on a daily basis. On each Business Day, before the commencement of trading in Shares on the Listing Market, each Fund will disclose the identities and weightings of

the securities and other assets held by the Fund that will form the basis for the Fund's calculation

of NAV at the end of the Business Day.[6]

Applicants' Legal Analysis:

1. Applicants request an order under section 6(c) of the Act granting an exemption

from sections 2(a)(32), 5(a)(1) and 22(d) of the Act and rule 22c-1 under the Act, and under

sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and (a)(2) of the

Act.

2. Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act.

Sections 5(a)(1) and 2(a)(32) of the Act

3. Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is

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[6]   Applicants note that under accounting procedures followed by the Funds, trades made on the prior Business Day ("T") will be booked and reflected in NAV on the current Business Day ("T + 1"). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

entitled to receive approximately his proportionate share of the issuer's current net assets, or the

cash equivalent. Because Shares will not be individually redeemable, applicants request an order

that would permit each Fund, as a series of an open-end management investment company, to

issue Shares that are redeemable in Creation Units only. Applicants state that Creation Units will

always be redeemable. Applicants further state that because Creation Units may always be

purchased and redeemed at NAV (less certain transactional expenses), the price of Creation

Units on the secondary market and the price of the individual Shares of a Creation Unit, taken

together, should not vary substantially from the NAV of Creation Units.

Section 22(d) of the Act and Rule 22c-1 under the Act

4.   Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable

security do so only at a price based on its NAV. Applicants state that trading in Shares will take

place on and away from the Listing Market at all times on the basis of current bid/offer prices,

not at a current offering price described in the prospectus, and not at a price based on NAV.

Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d)

of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c)

from these provisions.

5.   Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing Shares. Applicants maintain that while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) assure an orderly distribution of investment company shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

6.　　Applicants believe that none of these purposes will be relevant issues for secondary trading by dealers in Shares of a Fund. Applicants state that (a) secondary market trading in Shares will not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets, and (b) to the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces in the marketplace should ensure that the difference between the market price of Shares and their NAV remains narrow.

Sections 17(a)(1) and 17(a)(2) of the Act

7.　　Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("second tier affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include any person directly or indirectly owning, controlling, or holding with power to vote 5% or more of the outstanding voting securities of the other person and any person directly or indirectly controlling, controlled by, or under common control with, the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities. The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an "Affiliated Fund"). Applicants state that an investor could own 5% or more of a Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under section 2(a)(3)(A) or 2(a)(3)(C) of the Act. For so long as such an investor was deemed to be an affiliated person, section 17(a)(1) could be read to prohibit that investor from depositing the Deposit Securities with a Fund in return for a Creation Unit. Similarly, section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption with a Fund.

8.   Applicants request an exemption from section 17(a) under sections 6(c) and 17(b), to permit in-kind purchases and redemptions by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following: (a) holding 5% or more, or more than 25%, of the outstanding Shares of the Trust or one or more Funds; (b) an affiliation with a person with an ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

9.   Applicants contend that no useful purpose would be served by prohibiting the affiliated persons or second tier affiliates of a Fund as described above from purchasing or redeeming Creation Units through "in-kind" transactions. The purchase and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by the Trust or a Fund at their

NAV. The Deposit Securities and Redemption Securities will be valued in the same manner as

the securities in the Fund portfolio. Accordingly, applicants believe the proposed transactions

described above meet the section 17(b) standards for relief because the terms of such proposed

transactions are reasonable and fair and do not involve overreaching on the part of any person

concerned, and the proposed transactions will be consistent with the policies of each Fund and

with the general purposes of the Act.

Applicants' Conditions:

The applicants agree that any order of the Commission granting the requested relief will

be subject to the following conditions:[7]

1.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or mutual fund. Each Fund's Prospectus will prominently disclose that the

Fund is an actively managed exchange-traded fund. Each Prospectus also will prominently

disclose that Shares are not individually redeemable shares and will disclose that owners of

Shares may acquire those Shares from a Fund and tender those Shares to a Fund for redemption

in Creation Units only. Any advertising material that describes the purchase or sale of Creation

Units or refers to redeemability will prominently disclose that the Shares are not individually

redeemable and that owners of the Shares may acquire those Shares from the Fund and tender

those Shares for redemption to the Fund in Creation Units only.

2.   Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Shares

are issued by a registered investment company, and that the acquisition of Shares by investment

companies and companies relying on sections 3(c)(1) or 3(c)(7) of the Act is subject to the

restrictions of section 12(d)(1) of the Act.

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[7]   See note 1, supra.

3.   The website for the Funds, which will be publicly accessible at no charge, will

contain the following information, on a per Share basis, for each Fund: (a) the prior Business

Day's NAV and the reported closing price, and a calculation of the premium or discount of the

closing price against such NAV; and (b) data in chart format displaying the frequency

distribution of discounts and premiums of the daily closing price against the NAV, within

appropriate ranges, for each of the four previous calendar quarters (or for the life of the Fund, if

shorter).

4.   The Prospectus and annual report for each Fund will also include: (a) the

information listed in condition 3(b), (i) in the case of the Prospectus, for the most recently

completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in

the case of the annual report, for the immediately preceding five years (or for the life of the

Fund, if shorter), and (b) the cumulative total return and the average annual total return based on

NAV and closing price, calculated on a per Share basis for one-, five- and ten-year periods (or

life of the Fund, if shorter).

5.   As long as a Fund operates in reliance on the requested order, its Shares will be

listed on a Listing Market.

6.   On each Business Day, before commencement of trading in Shares on a Fund's

Listing Market, the Fund will disclose on its website the identities and weightings of the

component securities and other assets held by the Fund that will form the basis for the Fund's

calculation of NAV at the end of the Business Day.

7.   The Advisor or any Subadvisor, directly or indirectly, will not cause any

Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for the Fund through a transaction in which the Fund could not engage directly.

8.   The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively managed exchange-traded funds.

For the Commission, by the Division of Investment Management, under delegated authority.


Florence E. Harmon
Deputy Secretary
